JAAG ENTERPRISES LTD.

1716 13 Avenue NW

Calgary, AB T2N 1L1

Canada

August 4, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Eranga Dias and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd.
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995]

Ladies and Gentlemen:

On behalf of Jaag Enterprises Ltd., as Registrant, I hereby ask that the acceleration request, dated August 2, 2023, and submitted to you on the EDGAR system on that date, be withdrawn at this time.

Please contact Richard W. Jones, our outside counsel for the Company, at (770) 804-0500 x 3113, if you have any questions regarding these matters.

Thank you for your attention to this matter.

Sincerely,

JAAG Enterprises, Ltd.

By:	/s/Jeffrey Chau
Jeffrey Chau, Chief Executive Officer